Exhibit 99.1

PERDIGÃO EXPANDS ITS BUSINESS IN RIO GRANDE DO SUL

WITH THE ACQUISITION OF SINO DOS ALPES ALIMENTOS

A subsidiary of the Italian company, GSI, the unit produces specialty meats under the Senfter and SinoSul brand names

Perdigão has completed  negotiations for the acquisition of Sino dos Alpes Alimentos Ltda., a subsidiary of Grandi Salumifici Italiani (GSI),  a leading Italian specialty meats group. The acquisition was worth about R$ 8.5 million. The two companies have signed a memorandum of understanding involving the exchange of technology for developing and manufacturing meat-based foodstuffs in Italy and Brazil as well as for reciprocal product sales.

Located in the city of Bom Retiro do Sul in the state of Rio Grande do Sul, the unit makes specialty pork and chicken meat-based products — among which  are frankfurters, hams, sausages, pate, cold meats and bologna sausage. Sino dos Alpes Alimentos was constituted in 1999, the result of a 50% joint venture between GSI and the traditional Rio-Grande do Sul-based cooperative, Languiru.   In 2002, the Italian group acquired the cooperative’s stake and took over the entire business.

The plant makes specialty meats of high quality and taste based on special recipes, European production technology, modern equipment and new methodologies, which GSI introduced into Brazil. In addition to the Senfter brand, the company offers SinoSul branded products that combine Italian technology with  Rio Grande do Sul culinary art. These products include bologna sausage, frankfurters and sausages made from selected meats with the sophisticated taste of homemade seasoning typical of the state of Rio Grande do Sul.

Located in the Taquari Valley region 103 kilometers from the state capital of Porto Alegre, Sino dos Alpes has a constructed area of 14 thousand m2  and employs 191. The plant currently operates below its installed capacity. Given that the company is also a producer of raw material, Perdigão will be able to maximize  processing capacity, which will be totally utilized from the start of operations under the new ownership, and then subsequently expanded.

Perdigão will be able to free up  production flow bottlenecks at its plants elsewhere in the South by centralizing output of small scale lines destined for specific market niches at the Sino dos Alpes unit.

Grandi Salumifici Italiani has 150 years of experience in the production of specialty meats. In addition to Italy, where it has 11 industrial units, it runs plants in Austria (one)

and in China (six), as well as commercial representative offices in Germany, France, Belgium, Croatia, Greece and Scandinavia. In 2005, group sales reached 470.4 million Euros, corresponding to a year-on-year increase of 5% in 2006. A total (with the exception of the Brazilian operation) of more than 110 thousand tons of foodstuffs were produced in the same period.

With the Casa Modena, Senfter, Unibon, Gasser, Marco Pólo and Cavazzuti brands, the group offers a complete mix of items with the genuine quality of Italian culinary art, such as cooked and uncooked hams, teneroni, salami, bologna sausage, pork collar, and sausages, among others.

PERDIGÃO IN THE STATE OF RIO GRANDE DO SUL

With the acquisition of Sino dos Alpes, Perdigão increases its presence in the state of Rio Grande do Sul,  a state considered strategic to its operations. The company already has some important exporting units in the state in Marau and Serafina Corrêa, as well as animal feed plants (Gaurama and Marau) and branches for grain purchasing (Marau, Serafina Corrêa and Casca).

The company accounts for 54.44% of the economic movement in Marau and 34.59% in the case of Serafina Corrêa. In 2006, the company’s industrial complexes in the two municipalities produced more than 242.8 thousand tons of foodstuffs.

Last year, Perdigão invested about R$ 27 million in the Rio Grande do Sul units, where it has more than 7,800 employees, and maintains partnerships with more than 1,652 hog and poultry outgrowers. In the transportation area, a further 300 indirect jobs are created thanks to contracts with 111 companies.

Feel free to contact Edina Biava or Gabriela Las Casas at 5511.3718.5301.

São Paulo, March 16, 2007

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.